N E W S R E L E A S E

March 22, 2006	Trading Symbols:
News Release 06-11	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD SELLS INTEREST IN MANANTIAL ESPEJO PROJECT

TO PAN AMERICAN SILVER

Vancouver B.C. -- Silver Standard Resources is pleased to report the sale of its 50% interest in Manantial Espejo to its joint venture partner, Pan American Silver Corp., for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. Manantial Espejo is located in the province of Santa Cruz in southern Argentina.

On a per ounce of silver basis, the payment is equal to approximately US$2 per reserve and resource ounce of silver, which is more than two-times Silver Standard's market capitalization of US$0.88 per resource ounce and more than three-times Silver Standard’s Manantial Espejo project U.S. dollar costs of approximately US$14.2 million.

The sale of the 50% joint venture interest in the Manantial Espejo project achieves the three objectives Silver Standard established for the sale prior to entering into negotiations:

•              the generation of a significant return on investment for shareholders. The company is selling silver resource ounces for an upfront payment of US$2 per ounce, for total sale proceeds that are triple the amount invested at Manantial Espejo, while replacing these ounces at Pitarrilla for exploration costs that are currently approximately US$0.03 per ounce;

•              continued leverage to silver for shareholders by taking payment in shares of Pan American, a silver producer; and

•              the ability to focus its corporate resources on higher priority development projects such as its 100% owned Pirquitas silver project, also in Argentina, where a feasibility study is nearing completion.

Under the terms of the agreement, if Pan American sells all or a portion of Manantial Espejo at anytime over the next three years, Silver Standard will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other costs. The agreement is subject to final documentation and approvals and is expected close on or about April 10, 2006.

Subject to the closing of the sale of its interest in Manantial Espejo, Silver Standard has CDN$141.7 million in cash, marketable securities and 1.95 million ounces of silver bullion valued as of March 21, 2006, including the 1.95 million shares of Pan American.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.